HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

March 14, 2007	FILE NO: 68748.000002

VIA EDGAR AND BY HAND

Ms. Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 205490-7010

Re:	FBR Capital Markets Corporation

Registration Statement on Form S-1

Filed on November 17, 2006

File No. 333-138824

Dear Ms. Long:

As counsel to FBR Capital Markets Corporation, a Virginia corporation (the “Company” or “FBR Capital Markets”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-138824) (the “Registration Statement”), and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated December 14, 2006.

For convenience of reference, each Staff comment contained in your December 14, 2006 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Nudrat Salik, Rufus Decker, Brigitte Lippmann and Lesli Sheppard a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on November 17, 2006. The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement, including updates to the audited financial statements and other financial information

Ms. Pamela A. Long

March 14, 2007

as of and for the year ended December 31, 2006. All page references in the Company’s responses appearing below are to pages of the marked version of Amendment No. 2. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Based on our telephone conversation with Ms. Brigitte Lippmann of the Staff on March 5, 2007, we respectfully request that the Staff review Amendment No. 2 filed herewith instead of Amendment No. 1 to the Registration Statement, which was previously filed by the Company on March 5, 2007.

General

1.	Based on the company’s consolidated balance sheets for the period ended September 30, 2006, we note that a significant portion of the company’s assets are investment securities. It appears that the company may be an investment company under section 3(a)(1)(A) or (C) of the Investment Company Act of 1940. We note that although we were able to examine the Company’s consolidated balance sheets for the period ended September 30, 2006, we were unable to perform the analysis required under section 3(a)(l)(C) of the Company Act. Please provide us with a written response analyzing the company’s status as an investment company under the Company Act. If you have any questions, Susan Olson of the Division of Investment Management can be reached at 202-551-6864.

Response: The Company respectfully advises the Staff that the Company should not be classified as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company acknowledges that its financial statements as presented in the Registration Statement contain a substantial amount of securities; however, those financial statements were prepared on a consolidated basis, while the asset test in Section 3(a)(1)(C) of the 1940 Act is calculated on an unconsolidated basis. When the Company is looked at on an unconsolidated basis, it is clear that the Company is a holding company for subsidiaries that are not themselves investment companies and are not relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act; thus, the Company does not fit within the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act, which defines “investment company” to include any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or

Ms. Pamela A. Long

March 14, 2007

proposes to acquire investment securities having a value1 exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” In short, the Company operates its business so that less than 40% of its assets constitute “investment securities.” For purposes of this response, we refer to this as the “40% test.”

Of the total assets reflected on the unconsolidated balance sheet of the Company as of December 31, 2006, approximately 34% consist of investments in two wholly-owned subsidiaries (FBR Asset Management Holdings, Inc. (“FBRAMH”) and FBR Capital Markets Holdings, Inc. (“FBRCMH”)) and approximately 61% consist of Government securities and cash items.2 FBRAMH has two wholly-owned subsidiaries: FBR Fund Advisers, Inc., a registered investment adviser (“FBRFA”), and FBR Investment Management, Inc., a registered investment adviser (“FBRIM”). FBRCMH also has two wholly-owned subsidiaries: Friedman Billings Ramsey & Co., Inc., a registered U.S. broker-dealer (“FBR & Co.”), and Friedman Billings Ramsey International, Ltd., a registered U.K. broker-dealer (“FBRIL”). Finally, FBR & Co. has one wholly-owned subsidiary, FBRC, Ltd., a Cayman Islands limited company which currently has an immaterial amount of assets and no liabilities. Please refer to the corporate structure chart on page 3 of the prospectus.

As described in more detail below, each of the subsidiaries of the Company, and each of their subsidiaries, is not an investment company. Following is an analysis of the applicable exemption from the 1940 Act for each subsidiary of the Company:

FBR & Co. and FBRIL

FBR & Co. and FBRIL qualify for the exception from the definition of investment

[1]

“Value” means, (a) when market quotations are readily available, “market value” at the end of the previous fiscal quarter, (b) for other securities, “fair value” at the end of the previous fiscal quarter, or (c) if the securities were not owned at the end of the previous fiscal quarter, the cost thereof.

[2]

We note that the Company will form an additional, wholly-owned subsidiary for the purpose of holding the Company’s merchant banking investments, FBR Merchant Banking Sub (“FBRMB”), prior to the effective date of the Registration Statement. Once FBRMB is formed, the Company will monitor the value of the merchant banking investments made by FBRMB to ensure that the value of the Company’s investment in the securities of FBRMB does not cause the Company to violate the 40% test.

Ms. Pamela A. Long

March 14, 2007

company set forth in Section 3(c)(2)(A) of the 1940 Act. Section 3(c)(2)(A) excepts from the definition of investment company “any person primarily engaged in underwriting and distributing securities issued by other persons, selling securities to customers, acting as a broker, and acting as a market intermediary, or any one or more of such activities, whose gross income normally is derived principally from such business and related activities.” Because FBR & Co. and FBRIL are registered broker-dealers engaged primarily in the business of underwriting and acting as a broker of securities, they satisfy the exception from the definition of investment company set forth in Section 3(c)(2)(A) of the 1940 Act.

FBRCMH

The only assets held by FBRCMH are its investments in its wholly-owned subsidiaries, FBR & Co. and FBRIL. These two entities are excepted from the definition of investment company under Section 3(c)(2)(A) of the 1940 Act, as described above. Consequently, FBRCMH’s investments in these subsidiaries will not be considered investment securities for purposes of the 40% test. Therefore, FBRCMH is not an investment company under the 1940 Act.

FBRIM and FBRFA

FBRIM and FBRFA are registered investment advisers. Their respective balance sheets reflect contracts for the receipt of investment advisory fees, which are not securities. Both of these companies have no investment securities on their balance sheets and therefore do not fall within the definition of an investment company under the 1940 Act.

FBRAMH

FBRAMH is a holding company with no assets other than its investment in its two wholly-owned subsidiaries, FBRIM and FBRFA, which themselves are not investment companies as described above. Consequently, FBRAMH’s investments in these subsidiaries will not be considered “investment securities” for purposes of the 40% test. Therefore, FBRAMH is not an investment company under the 1940 Act.

Ms. Pamela A. Long

March 14, 2007

Conclusion

The Company is not an investment company under Section 3(a)(1)(C) of the 1940 Act because a substantial majority of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis consist of its interests in wholly-owned subsidiaries which themselves are not investment companies and do not rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act as described above. In addition, the Company does not hold itself out as being engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: The Company respectfully informs the Staff that it has filed as of the date hereof, or will file with a subsequent pre-effective amendment to the Registration Statement, all exhibits required by Item 601 of Regulation S-K. At the request of the Staff, the Company is submitting in draft form the opinion of Hunton & Williams LLP regarding legality required by Item 601(b)(5)(i) of Regulation S-K, which is attached as Exhibit A hereto.

3.	Please do not use smaller type in tables and footnotes, as you do in the financial tables and footnotes, for example.

Response: The Company has revised the Registration Statement to make the font size, including the font size used in the financial tables and footnotes, consistent throughout the Registration Statement in response to the Staff’s comment.

Ms. Pamela A. Long

March 14, 2007

Cover Page

4.	Because there is currently no market for your common shares please revise your cover page and plan of distribution to provide that selling shareholders will sell at a fixed price or bona fide range until your securities are quoted on the Nasdaq Global Market and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933 and Item 503(b)(3) of Regulation S-K.

Response: The Company has revised the cover page and page 116 of the prospectus in response to the Staff’s comment.

Summary, page 1

5.	We note the comparative and factual assertions throughout your prospectus as to the size of your operations and market share, your leading positions, and certain information related to your industries. For example, and without limitation, we note your reference in the first paragraph to data obtained from Dealogic. You also reference Thompson Venture Economics and National Venture Capital Association on pages 63 and 66. Please advise us as to whether your basis for your comparative and factual assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Section 7 of the Securities Act and Rule 436 of Regulation C.

Response: The Company respectfully informs the Staff that the basis for the comparative and factual assertions in the prospectus is based on the most recently available data and, therefore, is believed to be reliable. In addition, the Company respectfully informs the Staff that the Company did not fund and is not otherwise affiliated with any of the sources cited by the Company in the prospectus, all of which the Company believes are widely available to the public.

Ms. Pamela A. Long

March 14, 2007

6.	Please balance the summary discussion with the risks that face your company. In particular, we note your risk factor on page 27 which states that investors should not rely on the lock-up agreements with FBR TRS Holdings and Crestview.

Response: The Company has revised the disclosure on page 7 of the prospectus to provide a summary discussion of the most significant risks that the Company faces in response to the Staff’s comment. In addition, the Company respectfully informs the Staff that the Company believes that the risk factor “You should not rely on the lock-up provisions of the governance agreement with Crestview to limit the number of shares of common stock sold into the market” is not material and has been deleted.

Overview, page 1

7.	Currently, your summary is written from the perspective of someone who is already quite familiar with the transaction and the entities involved. For example, please clarify in plain English that FBR Group is separating its investment banking and mortgage banking businesses and explain why. Since you do not discuss your structure until page 6, please clarify in the first paragraph of your summary that FBR Capital Markets Corporation is a subsidiary of FBR Group and is a holding company for FBR Group’s investment banking, institutional brokerage, research, and its asset management businesses. Clarify whether both companies will continue to operate as they have and be managed by the same people.

Response: The Company has revised the disclosure on the cover page and pages 1, 67 and 101 of the prospectus in response to the Staff’s comment.

8.	Please revise to explain to investors what a “taxable REIT subsidiary” is and what its tax consequences are. We note this disclosure on your cover page.

Response: The Company has revised the disclosure on page 12 of the prospectus in response to the Staff’s comment.

9.	Identify the purchasers or class of purchasers who purchased the other 20% in the private offering.

Response: The Company respectfully informs the Staff that the class of purchasers who purchased an aggregate of 12,827,187 shares of common stock issued and sold by the Company in the 2006 private offering consisted of the following: (i) with respect to

Ms. Pamela A. Long

March 14, 2007

10,302,569 shares, “qualified institutional buyers” (as defined in Rule 144A under the Securities Act); (ii) with respect to 377,751 shares, investors that purchased shares pursuant to offers and sales that occurred outside of the United States in accordance with Regulation S under the Securities Act; and (iii) with respect to 2,146,867 shares, institutional and individual “accredited investors” (as defined in Rule 501(a) under the Securities Act). In addition, the Company has revised the disclosure on pages 1 and 67 of the prospectus in response to the Staff’s comment.

10.	Please quantify and state the placement fee paid to the Crestview affiliate.

Response: The Company has revised the disclosure on pages 1,11, 67 and 100 of the prospectus in response to the Staff’s comment.

11.	Please quantify and state the value of the options and any other distributions to your officers, directors and key employees granted in connection with the 2006 private offering.

Response: The Company respectfully informs the Staff that the weighted average fair value of the options granted in connection with the Company’s 2006 private offering is stated on page F-29 of the prospectus.

12.	Please clarify your assertions about your competitive position within your industry. For example, your disclosure that you are “ranked the number one book-running manager for U.S. issuers of common stock in initial public offerings and Rule 144A offerings on a combined basis” does not specify whether you are referring to number of transactions or deal value. Also explain in greater detail what you mean by ranking based on a gross or net fee per capital raising transaction and what “a leading U.S. investment bank” and “top-tier underwriter” means. Note that this is not meant to represent an all-inclusive list of where your Summary should be improved. We encourage you to provide quantification and further clarification throughout this discussion.

Response: The Company has revised the disclosure on pages 1, 2, 5, 67, 71, 72 and 77 of the prospectus in response to the Staff’s comment.

Ms. Pamela A. Long

March 14, 2007

Our Formation Transactions and Structure, page 6

13.	Please explain why there are separate entities for the intermediate holding companies. What is the function of each?

Response: The Company respectfully informs the Staff that FBRCMH is a holding company with no assets other than its investment in its wholly-owned subsidiaries, FBR & Co. and FBRIL. FBR & Co. and FBRIL are the Company’s operating broker-dealer subsidiaries. FBRAMH is a holding company with no assets other than its investment in its wholly-owned subsidiaries, FBRIM and FBRFA. FBRIM and FBRFA are the Company’s operating asset management subsidiaries. The capital stock of FBRCMH and FBRAMH was contributed to the Company by FBR TRS Holdings, Inc., a wholly-owned taxable REIT subsidiary of FBR Group, prior to completion of the Company’s 2006 private offering.

14.	We note your disclosure in the second to last paragraph of this section on page 9. Please revise to briefly state here, with more detail in the body of your prospectus, how you intend to resolve these conflicts of interest. What specific policies will be adopted and how will these conflicts of interest be addressed?

Response: The Company has revised the disclosure on pages 10, 12 and 103 in response to the Staff’s comments.

Risk Factors, page 14

15.	Please delete the second and third sentences of the first paragraph on page 14. All material risks should be described. If risks are not deemed material, you should not reference them.

Response: The Company has revised the disclosure on page on page 16 of the prospectus in response to the Staff’s comment.

16.	Please add a risk factor noting that you have been losing money in recent periods.

Response: The Company has revised the disclosure on page 17 of the prospectus in response to the Staff’s comment.

Ms. Pamela A. Long

March 14, 2007

We encounter intense competition for qualified professionals. . ., page 15

17.	Please revise to provide more information so that investors may better assess the risks you face. For example, we note your disclosure “from time to time, we have experienced losses of investment banking, brokerage, research, and other professionals. . . .” Please revise to include more specific information.

Response : The Company respectfully informs the Staff that from time to time it has experienced the loss of investment banking, brokerage, research and other professionals and may continue to do so in the future. However, the Company believes that the loss of such professionals in prior periods did not represent a level of attrition relative to levels of attrition that are common in the industry and these losses have not had a material impact on the Company’s investment banking, institutional brokerage and research and asset management businesses. Accordingly, the Company has revised the disclosure on page 17 to explain the risk faced by the Company.

We will incur substantial costs in connection with becoming a public company. . ., page 21

18.	Please quantify the substantial costs you will incur in connection with becoming a public company.

Response: The Company respectfully informs the Staff that this is not a material risk to the Company. Accordingly, the risk factor entitled “We will incur substantial costs in connection with becoming a public company separate from FBR Group” has been deleted.

You should not rely on the lock-up agreements.... page 27

19.	Please revise to disclose the “certain specified circumstances” in which Crestview and FBR TRS may transfer the shares subject to the lock-up agreements.

Response: The Company has revised the disclosure on page 114 of the prospectus in response to the Staff’s comment. In addition, the Company respectfully informs the Staff that the Company believes that the risk factor “You should not rely on the lock-up provisions of the governance agreement with Crestview to limit the number of shares of common stock sold into the market” is not material and has been deleted.

Ms. Pamela A. Long

March 14, 2007

Selling Shareholders, page 31

20.	Please identify the selling shareholders and disclose how each seller acquired the securities.

Response: The Company respectfully informs the Staff that the identity of the selling shareholders is currently not known. The Company will identify the selling shareholders in a pre-effective amendment to the Registration Statement. In addition, the Company has revised the disclosure on page 37 of the prospectus to disclose how each seller acquired the securities.

21.	Please disclose any material relationship that the selling stockholders may have had with the registrant or any of its predecessors or affiliates over the last three years. Alternatively, you may provide cross references to this information. See Item 507 of Regulation S-K.

Response: Other than those relationships described under the caption “Certain Relationships and Related Party Transactions” beginning on page 96 of the prospectus, the Company respectfully informs the Staff that as of the date hereof it is not aware of any material relationship that the selling shareholders have with the Company or any of its predecessors or affiliates over the last three years. If the Company becomes aware of such relationships, it will disclose the information required by Item 507 of Regulation S-K in a pre-effective amendment to the Registration Statement. The Company has revised the disclosure on page 37 in response to the Staff’s comment.

22.	We note the heading for the last column of your table. Please note that Item 507 requires you to disclose the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering.

Response: The Company has revised the heading of the last column of the table on page 38 of the prospectus in response to the Staff’s comment.

23.	Please identify which selling shareholders are broker-dealers or affiliates of a broker-dealer. If a selling shareholder is an affiliate of a broker-dealer, provide the following representations in the prospectus; (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Ms. Pamela A. Long

March 14, 2007

Response: The Company respectfully informs the Staff that as of the date hereof it has no knowledge of which selling shareholders are broker-dealers or affiliates of a broker-dealer. Accordingly, in a subsequently filed pre-effective amendment to the Registration Statement, the Company will: (i) identify which selling shareholders are broker-dealers or affiliates of a broker-dealer; and (ii) if any selling shareholder is identified as a broker-dealer or affiliate of a broker-dealer, either (a) provide the requested representations or (b) state that the selling shareholder is an underwriter.

24.	Please disclose the factors you considered in determining the offering price. See Item 505 of Regulation S-K.

Response: The Company respectfully informs the Staff that the selling shareholders will determine the offering price at which the shares will be resold from time to time after the effective date of the Registration Statement. Accordingly, the Company has revised the disclosure on page 116 of the prospectus in response to the Staff’s comment to provide a non-exclusive list of factors that the Company expects the selling shareholders to consider in determining the offering price at which the shares may be resold from time to time by the selling shareholders pursuant to the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 39

25.	Please expand your discussion under results of operations for all periods to describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the decrease in net income from September 30, 2005 to September 30, 2006 does not explain why (a) fewer lead- or co-lead transactions were completed; (b) the number of advisory engagements increased; (c) there was an increase in both trading gains and trading volume; and (d) there was a decrease in the average net assets under your management.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement by incorporating such expanded disclosure in the prospectus on pages 47 through 50.

Ms. Pamela A. Long

March 14, 2007

26.	Please discuss with quantification the business reasons for the changes between periods in the pre-tax income (loss) of each of your reportable segments. In doing so, please be sure to address both changes in the dollar amount of segment pre-tax income (loss) between periods and as well as changes in segment pre-tax income (loss) as a percentage of segment revenue between periods.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement by incorporating such expanded disclosure in the prospectus on pages 42 and 45.

27.	Please discuss on page 42 the business reasons for the changes between periods in your revenues from mortgage sales and trading activities and the reasons for the significant increase in interest expense, rather than just disclosing the amounts related to the 2006 interim period.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures relative to its mortgage sales and trading activities on pages 44 and 51 of the prospectus. Additionally, the Company has sold all of its mortgage-backed securities positions in the trading portfolio as of December 31, 2006. However, the Company has invested approximately $416 million in an available-for-sale portfolio in a non-broker-dealer entity.

28.	Please include the disclosure required by Section 501.06.b. of the Financial Reporting Codification regarding any debt or equity transactions of the type described in that Section. Your disclosures on pages 51 and 52 do not appear to fully explain your risk-reward exposure, your lending and/or investing policies, your credit and risk management policies, the level of activity during each period, the amounts of holdings as of each balance sheet and during the period, or include an analysis of the actual and reasonably likely material effects of these matters on your results of operations. Please provide a more detailed discussion.

Response: The Company acknowledges the Staff’s comment and advises the Staff that underwriting, investing and trading activities with respect to high yield financings, highly leveraged transactions and non-investment grade investments are an insignificant element of the Company’s business activities. The Company has revised the disclosures in this section of the prospectus on page 61 to clarify its exposure to these activities.

Ms. Pamela A. Long

March 14, 2007

29.	On page 44 you state that during 2005 you initiated mortgage sales and trading activities. You have recorded mortgage trading net investment losses during 2005 as well as the nine months ended September 30, 2006. Please discuss the overall market conditions that these activities are subject to and the impact of these market conditions during each period presented as well as the period subsequent to September 30, 2006. Please discuss the impact these conditions are reasonably likely to have on your mortgage trading interest income, mortgage trading net investment loss, and interest expense in future periods. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures relative to its mortgage sales and trading activities on pages 44 and 51 of the prospectus. In particular, the Company advises the Staff that it made a decision to sell its mortgage-backed securities trading positions and as of December 31, 2006, does not hold any mortgage-backed securities on its trading desk. At present, the Company does not currently expect to redeploy capital to this trading activity.

Liquidity and Capital Resources, page 47

30.	Please highlight the significant variations between net income (loss) and operating cash flows. Implications of the variance should be explained in terms of the implications for both liquidity and earnings trends.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement by incorporating such expanded disclosure in the prospectus on pages 55 and 56.

31.	Please use your statement of cash flows in analyzing your liquidity and present a balanced discussion dealing with your cash flows from investing and financing activities as well as cash flows from operating activities. In doing so, please also be sure to address the business reasons for changes between periods in each of these cash flow classifications. Refer to Sections 501.03.a. and 501.13.b. of the Financial Reporting Codification for additional guidance.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement by incorporating such expanded disclosure in the prospectus on pages 55 and 56.

Ms. Pamela A. Long

March 14, 2007

32.	On page 48, you discuss your repurchase agreements. However, you do not appear to discuss your reverse repurchase agreements here. Please do so. See Section 501.10 of the Financial Reporting Codification.

Response: The Company acknowledges the Staff’s comment and advises the Staff that as of December 31, 2006, the Company does not hold any reverse repurchase agreements and therefore has not added any additional disclosure.

Distributions and Contributions, page 50

33.	Please explain the reasons for each distribution and contribution you mention.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement by incorporating such expanded disclosure in the prospectus on page 58.

34.	Describe how the interests in the hedge and private equity funds were funded. For example, were they funded with cash, debt or carried interest?

Response: The Company acknowledges the Staff’s comment and advises the Staff that such interests were funded with cash. The Company has revised the Registration Statement by incorporating such expanded disclosure in the prospectus on page 58.

Contractual Obligations, page 50

35.	Please present each different type of contractual obligation separately in the table. Capital and operating lease commitments should not be combined in the table. Debt obligations should not be combined with rental commitments in the table. See Item 303(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company does not have any capital lease commitments or long-term debt obligations and therefore has not combined capital leases and long-term debt obligations with rental commitments in the table. The Company’s commitments include operating leases and commitments to FBR Group. The table has been revised to separately reflect these commitments. Please also see the Company’s response to the Staff’s comment No. 36 below. As of December 31, 2006, the Company’s outstanding indebtedness consisted of $189 million of repurchase agreement borrowings. The weighted-average interest rate on these borrowings was 5.31% and their weighted-average term to maturity was 21.3 days, both as of December 31, 2006. Based on the short-term nature of these borrowings, the Company believes

Ms. Pamela A. Long

March 14, 2007

the disclosures regarding these borrowings included previously in the section “Liquidity and Capital Resources” along with the additional disclosure provided within “Contractual Obligations” on page 58 and 59 of the prospectus provide appropriate disclosure of these items.

36.	Please include the payments you are contractually obligated to make to FBR Group in the actual contractual obligations table, rather than just disclosing them separately outside of the table. Since these are related party in nature, please also either show them in a separate line item in the table or continue to present the separate paragraph below the table as well. Similarly revise your disclosure in Note 10 of the financial statements as well.

Response: The Company acknowledges the Staff’s comment and has incorporated payment obligations to FBR Group in the actual contractual obligations table on page 59 of the prospectus. The Company has also revised Note 10 of the financial statements to conform to this presentation.

37.	Please revise your table of contractual cash obligations to include the following as separate line items, if applicable:

(a)	Estimated interest payments on your debt; and

(b)	Estimated payments under interest rate swap agreements.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response: The Company acknowledges the Staff’s comment and advises the Staff that as of December 31, 2006, the Company’s outstanding indebtedness consisted of $189 million of repurchase agreement borrowings. The weighted-average interest rate on these borrowings was 5.31% and their weighted-average term to maturity was 21.3 days, both as of December 31, 2006. Based on the short-term nature of these borrowings, the Company believes the disclosures regarding these borrowings included previously in “Liquidity and Capital Resources” along with the additional disclosure provided within “Contractual Obligations” on pages 58 and 59 of the prospectus

Ms. Pamela A. Long

March 14, 2007

provide appropriate disclosure of these items. The Company was not a party to any interest rate swap agreements and does not have any long-term debt obligations outstanding as of December 31, 2006. Accordingly, there are no separate line items to present for these items.

Market Risk and Credit Risk, page 51

38.	Please revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of your market risks, including fluctuations in prices of equity securities and fluctuations in the value of financial instruments as a result of changes in interest rates. Specifically, state how you manage each of the above market risks. In addition, include quantitative disclosures using one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 59 through 61 of the prospectus.

Accounting for Related Party Contractual Arrangements Between Us, FBR Group, and Crestview, page 54

39.	Please only provide pro forma statement of operation information for the year ended December 31, 2005 and the nine months ended September 30, 2006. Refer to Rule 11 - 02(c)(2)(i) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that based on the Company’s results for the year ended December 31, 2006, the pro forma disclosure is no longer applicable. Based upon the filing of the December 31, 2006 financial statements, the Company’s results of operations, as reported for the year ended December 31, 2006, would not have differed had the Management Services Agreement and Services Agreement been effective as of January 1, 2006. Prior to the effective date of these agreements, we allocated overhead costs related to these shared services across all entities based upon the same methodologies used in the Services Agreement. Additionally, since the Company incurred a loss for the year ended December 31, 2006, the amount due under the Management Services Agreement would not have differed had it been in place effective January 1, 2006. Disclosure of such is now included on pages 65 and 66 of the prospectus.

Ms. Pamela A. Long

March 14, 2007

40.	For any of the contractual arrangements not reflected in the pro forma financial information, please disclose why you have not included the impact of these arrangements in the pro forma financial information.

Response: The Company acknowledges the Staff’s comment and advises the Staff that based on the Company’s results for the year ended December 31, 2006, the pro forma disclosure is no longer applicable. The Company’s results of operations, as reported for the year ended December 31, 2006, would not have differed had the Management Services Agreement and Services Agreement been effective as of January 1, 2006. Disclosure of such is now included on pages 65 and 66 of the prospectus. Please see the Company’s response to the Staff’s Comment No. 39 above.

41.	Please consider presenting this pro forma financial information in a columnar format. There should be separate columns for the historical financial information, pro forma adjustments, and pro forma financial information. In any event, please clearly disclose each amount being added and each amount being deducted from each line item to arrive at the pro forma amounts for each period presented. Please also disclose how you computed the amount of each pro forma adjustment made. Refer to Rules 11-02(b)(4) and (6) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that based on the Company’s results for the year ended December 31, 2006, the pro forma disclosure is no longer applicable. Please see the Company’s response to the Staff’s Comment No. 39 above.

42.	Please also provide pro forma basic and diluted earnings per share information. Please include a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS to clearly show how you are arriving at your pro forma EPS amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that based on the Company’s results for the year ended December 31, 2006, the pro forma disclosure is no longer applicable. Please see the Company’s response to the Staff’s Comment No. 39 above.

Ms. Pamela A. Long

March 14, 2007

43.	Please consider whether you need to give pro forma effect for income taxes that may be different after either the private equity transaction or the public offering. If not, please tell us why not. Please also clearly explain on pages 8 and 84 and elsewhere in the filing the existence or absence of a tax sharing agreement for periods after the private offering.

Response: The Company acknowledges the Staff’s comment and advises the Staff that as disclosed on page F-24 of the prospectus the Company is a departing member of the FBR TRS Holdings, Inc. consolidated tax group and will file its own consolidated return for periods subsequent to the July 2006 private offering. The Company does not expect there to be any material differences between the income taxes recorded when the Company was a member of the FBR TRS Holdings, Inc. consolidated tax group and prospectively as an independent company for income tax purposes. The Company’s historical financial statements present taxes on a separate company tax return basis. In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the prospectus to disclose the absence of the tax sharing agreement after the 2006 taxable year.

Our Business, page 57

44.	Please include a table listing all your funds, including hedge, private equity and venture capital funds, to identify as of a recent date:

•	the IRR or a comparable performance measure,

•	the net asset value.

•	your equity investment,

•	whether each fund is registered or unregistered,

•	whether you are the general manager or investment advisor for each fund, and

•	your fees or incentive income from such fund.

Response: The Company has revised the disclosure on pages 74 and 75 of the prospectus in response to the Staff’s comment.

45.	We note that you intend to invest your own capital in the asset management business. Explain how you structure the funds and how initial capital commitments are determined and funded. Do the officers, directors, the company or their affiliates directly invest in the funds or do they use carried interest? If they use direct investments, how are they funded? Please also explain how you invested capital in the merchant banking business. As appropriate, please also address this comment under the Liquidity and Capital Resources section in MD&A.

Ms. Pamela A. Long

March 14, 2007

Response: The Company respectfully informs the Staff that the funds are structured as either limited partnerships or limited liability companies for funds organized in the United States and as corporations for funds organized outside of the United States. For any investment made in one of the hedge, private equity and venture capital funds, the following documents are provided to each investor:

•	a private placement memorandum;

•	a limited partnership agreement or operating agreement, which must be executed by each investor;

•	a subscription document, which must be executed by each investor;

•	a privacy policy; and

•	a Form ADV Part II, Schedule F.

Initial capital commitments are determined and funded through the subscription document signed by each investor. Each investor communicates to the respective fund manager the amount of money the investor wishes to invest in the fund. Generally, the investor is given wiring instructions to a contribution account. In the case of the hedge funds, an investor’s investment is generally funded a few days prior to the beginning of a calendar month. In the case of the private equity and venture capital funds, the general partner or managing member of the fund sends a capital call letter to each investor with a deadline on which the investor is required to commit funds to general partner or managing member of the fund.

The Company and its officers, directors and affiliates may invest in the funds and are subject to the same guidelines as those for any other investor. If the investment is made on behalf of the Company, an officer of the Company must sign on its behalf. All investments made by the Company and/or its officers, directors and affiliates are direct investments in the fund and are not carried interests.

The Company’s merchant banking investment strategy is to direct principal investments in equity and other securities where expected risk adjusted returns exceed the risk

Ms. Pamela A. Long

March 14, 2007

adjusted returns available to the Company from other capital uses. Merchant banking investments may include equity, debt or other securities of companies, loans or equity interests in real estate, investments in funds, investments in other investment partnerships or limited liability companies, equity interests in securitized assets and/or other assets which meet the above risk adjusted return criteria. Merchant banking investment decisions require approval from the Company’s investment committee, and in some cases the Company’s board of directors. All actions in marketable securities must be also approved by the firm’s compliance department.

The Company’s investment committee, in conjunction with the Company’s merchant banking professionals, is responsible for approving material actions regarding all merchant banking investments. Requirements for merchant banking investment actions vary according to the size of such investment. In addition to making and exiting from a particular merchant banking investment, the Company’s investment committee also oversees and monitors changes in an investment’s maturity or size, and significant changes in an obligor’s/investee’s capitalization.

Investment decisions of sufficient size are documented with an investment memorandum which may include, among other things, deal structure and ownership, company/fund history, industry overview, management evaluation, investment risks, financial analysis, due diligence reports, projected financials, expected returns, and potential exit strategies.

46.	Describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, the principals or their affiliates to recover losses related to misrepresentation, fraud or poor investments.

Response: The Company respectfully informs the Staff that both the governing documents for the entity in question (whether a limited partnership agreement or limited liability company agreement), as well as the subscription documents executed by the investor, create duties on the part of the general partner or managing member of the specific investment vehicle. In addition to the general partner’s or managing member’s fiduciary duties, these contractual duties obligate the general partner or managing member to treat each investor fairly, as well as to provide for allocations and distributions of income in accordance with the governing documents under consideration. In the event of fraud or misrepresentations, investors would be able to assert breach of fiduciary duty and contract claims against the specific general partner or managing member in question, as well as claims under federal and state securities laws and other investment protection statutes.

Ms. Pamela A. Long

March 14, 2007

The limited partnership agreement or limited liability company agreement for each fund provides that the general partner or managing member of the fund, as the case may be, will not be liable to the fund for the fund’s investors for any act or omission based upon honest errors of judgment, negligence or other fault in connection with the business or affairs of the fund, provided that the action or failure to act does not constitute fraud or bad faith, or for any act or omission of any employee, broker or other agent of the fund. Each fund’s general partner or managing member, as the case may be, may consult with counsel and/or accountants in respect of each fund’s affairs and shall be fully protected and justified in any action or inaction which is taken in accordance with the advice or opinion of such counsel or accountants. For purposes of the applicable limited partnership agreement or limited liability company agreement, acts or failures to act undertaken upon the advice of counsel or accountants will be deemed to be actions in good faith, within the scope of authority and in the best interests of the respective fund.

Notwithstanding the general partner’s or managing member’s right to exculpation under the applicable limited partnership agreement or limited liability company agreement, no provision of the applicable agreement will be interpreted to provide for exculpation of the fund’s general partner or managing member for criminal acts, gross negligence and misconduct or violations of federal or state securities laws or another other intentional or criminal wrongdoing. Furthermore, no provision of the applicable limited partnership agreement or limited liability company agreement is intended to waive compliance with the Investment Advisers Act of 1940. The limited partnership agreement or limited liability company agreement for each of the funds also provides that each of the fund’s investors and the general partner or managing member, as the case may be, acknowledges that federal and state securities laws impose liabilities under certain circumstances on persons who act in good faith and that no provision of the applicable agreement will in any way constitute a waiver or limitation of any rights which the fund’s investors may have against the fund’s general partner or managing member, as the case may be, under any federal or state securities law.

Ms. Pamela A. Long

March 14, 2007

Regulation, page 68

47.	We note your disclosure in the carry-over paragraph beginning on page 68 regarding soft dollar practices. If material, please revise to include risk factor disclosure concerning your reliance on “soft dollars” to fund brokerage and research activities.

Response: The Company has revised the disclosure on pages 18 and 81 of the prospectus in response to the Staff’s comment.

Executive Compensation, page 75

48.	We note your disclosure that executive officers will be compensated according to the management services agreement and FBR Group’s Key Employee Incentive Plan. Please revise further to provide more detail concerning how your executives and directors will be compensated under this arrangement.

Response: The Company has revised the disclosure on page 88 of the prospectus in response to the Staff’s comment.

Compensation of Directors, page 75

49.	Please revise to provide more detail concerning bonuses payable to directors. We note your disclosure on page 83.

Response: The Company has revised the disclosure on page 89 of the prospectus in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 81

50.	Since FBR Capital Markets Corporation was formed in connection with the 2006 private offering, please provide the disclosure required by Item 404(d) of Regulation S-K relating to promoters.

Response: The Company has revised the disclosure on pages 87 and 96 of the prospectus in response to the Staff’s comment.

Ms. Pamela A. Long

March 14, 2007

Principal Shareholders, page 88

51.	Please identify the natural person or persons who have voting or investment control over the securities that Crestview beneficially owns. See Interpretation 4S of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Response: The Company has revised the disclosure in footnote 6 on page 105 of the prospectus in response to the Staff’s comment.

Legal Matters, page 100

52.	Please revise to describe the “certain legal matters” referred to in the first sentence. Also, please revise to disclose counsel’s address. See paragraph 23 of Schedule A to the 1933 Act.

Response: The Company has revised the disclosure on page 119 of the prospectus in response to the Staff’s comment.

Where You Can Find More Information, page 100

53.	Please remove the language in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411 (a) permits this type of qualification only where contemplated by the application form. Please also apply this comment to your disclosure in the italicized paragraph under the subheading “Description of Capital Stock” on page 90.

Response: The Company has revised the disclosure on pages 106 and 119 of the prospectus in response to the Staff’s comment.

Financial Statements

General

54.	Please help us understand the differences between the revenue and pre-tax income (loss) amounts reported for the capital markets and asset management segments in your segment information note and in the segment information note included in FBR Group’s Form 10K for the year ended December 31, 2005 and Form 10-Q for the quarter ended September 30, 2006. Your explanation should include why 2005 revenues and pre-tax income for capital markets would be higher in your segment information note.

Ms. Pamela A. Long

March 14, 2007

Response: The Company acknowledges the Staff’s comment and advises the Staff that in accordance with SFAS 131, FBR Group compiles its segment information consistent with its business line reporting across all of the legal entities within its consolidated group. The creation of FBR Capital Markets in June 2006 has created a new subset of consolidated legal entities within FBR Group. Expenses are first allocated to consolidated legal entities, then to business lines within each consolidated group of legal entities. Additionally, the Company’s consolidated subsidiaries do not include all of the legal entities included within FBR Group’s capital markets and asset management segments. As a result, revenues, expense allocations and the resulting pre-tax income amounts differ between the consolidated FBR Group and the consolidated FBR Capital Markets consolidated business lines. Because the Company’s consolidated subsidiaries do not include all of the legal entities included within FBR Group’s capital markets and asset management segments, not all of the same intercompany transactions eliminate. Additionally, the Company advises the Staff that in connection with this Registration Statement, the consolidated FBR Group is assessing its overall segment allocation and reporting on a prospective basis.

Consolidated Balance Sheets, page F-3

55.	Please clearly identify receivables from and payables to customers on the face of your balance sheet as shown in Exhibit 4-3 of the of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Please also clearly identify payables to the clearing broker. If, as we assume based upon your disclosure on page F-9, you are netting some of these amounts, please disclose in a footnote the assets and liabilities that you are netting and your basis for doing so. Please also supplementally tell us in greater detail how you met each of the criteria in FIN 39. Refer also to paragraphs 4.34 and 7.25 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities and EITF Topic D-43.

Response: The Company acknowledges the Staff’s comment and refers the Staff to the disclosures in Note 1 and Note 2 to the financial statements, specifying that FBR & Co. acts as an introducing broker and forwards all transactions to clearing brokers on a fully disclosed basis. The Company does not hold funds or securities for, nor owe funds or securities to, customers. The Company is exempt from SEC rule 15c3-3 and does not hold customer accounts. The Company is an introducing broker as described in paragraph

Ms. Pamela A. Long

March 14, 2007

1.14 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Therefore, there are no customer receivables or payables to record on the Company’s balance sheet.

Additionally, the Company advises the Staff that all of the Company’s brokerage activities are executed and cleared through one clearing broker. Under a fully disclosed clearing arrangement, the clearing broker is the primary obligor to our customers and other trade counterparties and is responsible under that arrangement, among other things, for settlement of transactions and protection of customer assets under SEC Rule 15c3-3. As described in Note 10 to the Company’s financial statements, we have indemnified the clearing broker for counterparty non-performance. The clearing broker maintains all detail records.

The Company’s clearing and institutional account agreements specifically include provisions that provide for net settlement (in the event of defaults by either party obligations are offset in accordance with the clearing and master institutional account agreements) of balances and obligations between the Company and the clearing broker. The parties to the arrangement intend to net settle and do net settle. The provisions are consistent with the criteria specified in FIN 39, such that pursuant to these agreements and consistent with the Company’s intentions:

•	each of the two parties owes the other determinable amounts;

•	the reporting party has the right to set off the amount owed with the amount owed by the other party;

•	the reporting party intends to set off; and

•	the right to set off is enforceable at law.

Accordingly, the due to/due from the clearing broker is presented net on the Company’s balance sheet.

Ms. Pamela A. Long

March 14, 2007

56.	As you are aware, repurchase agreements and reverse repurchase agreements that are accounted for as secured borrowings should be recorded as both assets and liabilities on your balance sheet and may only be netted if the conditions in FIN 41 are met. Please disclose briefly in a footnote how you met the conditions in FIN 41 to permit any netting that you are doing.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s repurchase agreements and reverse repurchase agreements have been reported gross on the Company’s balance sheet and the Company does not report any repurchase agreements on a net basis. The Company further advises the Staff that it holds no reverse repurchase agreements as of December 31, 2006.

Consolidated Statements of Operations, page F-4

57.	Please present revenues related to agency commissions separately from those related to principal transactions similar to that shown in Exhibit 4-4 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Please similarly revise the table on page 41 and the related MD&A discussions. Please also disclose in a footnote your principal transaction revenues for each period by reporting category, such as but not limited to, fixed income, equity and foreign exchange and other derivative instruments.

Response: The Company acknowledges the Staff’s comment and has revised its presentation of revenues from agency commissions and principal transactions consistent with the guidance in Exhibit 4-4 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. The Company further advises the Staff that its revenues from principal transactions relate to equity instruments. The discussion of revenues from principal transactions in Note 2 to the financial statements has been revised to include a specific reference to the fact that such revenues are derived from equity security transactions.

Ms. Pamela A. Long

March 14, 2007

Note 2. Summary of Significant Accounting Policies, page F-8

58.	Please disclose in one footnote the different types of derivative transactions that you enter into and then refer readers to the other locations in the footnotes that discuss each type of derivative in greater detail. The disclosures required by paragraphs 44 to 45 of SFAS 133 and Rule 4-08(n) of Regulation S-X may be addressed in either place.

Response: The Company acknowledges the Staff’s comment and advises the Staff that as of December 31, 2006, and for each of the periods presented, the Company has not been a party to, and its operations do not include, and have not included, significant derivative activity. The Company has not historically utilized interest rate swaps, forwards or futures. As described in Note 4 to the financial statements under “Stock Warrants” on pages F-21 and F-22, the Company from time to time may receive options and warrants in connection with capital raising activities. As of December 31, 2006, the Company’s derivatives consisted of stock warrants valued at $1.4 million. Other than as described in Note 2 to the financial statements, the Company did not have any significant derivative activity for the periods presented. The Company advises the Staff that it believes the disclosure presented is adequate based on the Company’s limited derivative activities.

Recent Accounting Pronouncements, page F-12

59.	Since your initial registration statement was not effective by November 15, 2006, you should apply the guidance in SAB 108 to the financial statements included in this filing. Please revise your disclosure to indicate that you have adopted SAB 108 and, if true, that the impact was not material. See footnote 6 of SAB 108.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures on page F-14 of the prospectus relating to recent accounting pronouncements to specify that adoption of SAB 108 did not have an impact on the Company.

Note 3. Related-Party Transactions

Cost Allocations, page F-14

60.	We remind you that SAB Topic 1:B:l states that the historical income statements of a registrant should reflect all costs of doing business in general. If true, please disclose that all costs have been reflected in the financial statements provided. If expenses have been allocated, please disclose the allocation method used for each material type of cost allocated and management’s assertion that the methods used are reasonable.

Ms. Pamela A. Long

March 14, 2007

Response: The Company acknowledges the Staff’s comment and advises the Staff that it believes that the Company’s historical financial statements reflect all costs of doing business. Such disclosure has been included on page F-14 of the prospectus.

61.	Please provide an estimate of additional expenses you would have incurred if you had operated as an unaffiliated entity for each period presented. Refer to Question 2 of SAB Topic 1:B.l.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that its financial statements include all expenses that would have been incurred had the Company operated as an unaffiliated entity during the periods presented. Such disclosure has been included on pages F-15 and F-16 of the prospectus. Please also see the Company’s response to the staff’s comment No. 60 above.

Note 4. Investments

Institutional Brokerage Trading, page F-16

62.	So that readers may better assess the risk associated with your institutional brokerage trading related securities, please present US government securities separately from those of other government and agency-backed securities in the table on page F-17, similar to that shown in Note 6 of the sample footnotes shown in the Exhibits to Chapter 4 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

Response: The Company acknowledges the Staff’s comment and has revised the table in Note 4 to the financial statements on page F-19 of the prospectus to present U.S. government securities separately from those of other government and agency-backed securities.

Ms. Pamela A. Long

March 14, 2007

Long-term Investments, page F -17

63.	Please disclose in greater detail the methods you use to estimate the carrying amounts of the long-term investments with no ready market. See paragraphs 12 to 14 of SOP 94-6 and paragraphs 4.68 to 4.71 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

Response: The Company acknowledges the Staff’s comment and refers the Staff to the additional disclosures included in Note 2 to the financial statements under “Securities and Principal Investments.”

64.	Please disclose why there are no unrealized gains or losses associated with your marketable equity securities that you account for as available-for-sale securities for either 2005 or the interim 2006 period. Please also explain why the amounts in 2004 are so nominal. Does the fair value not fluctuate at all? If not, why not? Do you have no unrealized gains or losses in accumulated other comprehensive income related to these securities? Please explain how you addressed the disclosure requirements of paragraph 21 of SFAS 115. Please also tell us how you determined it was appropriate to classify these as available-for-sale instead of trading pursuant to paragraph 12 of SFAS 115.

Response: The Company acknowledges the Staff’s comment and advises the Staff that through December 31, 2005, the Company’s investments held outside of its broker dealer subsidiaries that are accounted for under SFAS 115 have not been significant and activity was very limited. Accordingly, the balances in other comprehensive income are not material. At December 31, 2005, the total value of investments was approximately $1.0 million. Through that date, substantially all of the investment securities were held in the broker-dealer and marked-to-market through the Company’s income statement. The SFAS 115 securities that were previously disclosed were publicly-traded equity securities that were purchased and ultimately became de-listed and traded on pink slips. The Company recorded other than temporary writedowns on the securities to current value in 2005 and there was no remaining unrealized gain or loss. The securities were ultimately distributed to another consolidated entity of FBR Group in connection with the legal formation of the Company. Accordingly, the unrealized gains and losses related to SFAS 115 securities are insignificant. In accordance with SFAS 115, when these securities were purchased outside of the broker-dealer and were traded on an exchange, the Company made the appropriate designation at the time of purchase as available-for-sale.

Ms. Pamela A. Long

March 14, 2007

Subsequent to September 30, 2006, the Company purchased mortgage-backed securities in a non-broker-dealer entity that were designated as available-for-sale upon purchase. Accordingly, the disclosure in Note 4 to the financial statements on pages F-18 to F-21 has been revised to reflect this new activity and the Company believes the disclosures in Note 4 to the financial statements are in conformity with SFAS 115.

65.	Please disclose how changes in fair value of your investment securities that are marked to market are reflected in your financial statements. If they are treated similar to available for-sale securities accounted for under SFAS 115, please address the disclosures required by SFAS 115 for these securities as well.

Response: The Company acknowledges the Staff’s comment and advises the Staff that prior to the year ended December 31, 2006, the Company had limited to no activity in SFAS 115 securities. Substantially all of the Company’s investment securities were held in the broker-dealer subsidiaries in the trading portfolio or investment portfolio and accounted for at fair value. Broker-dealers are outside the scope of SFAS 115 and account for investment securities at fair value and any changes in the value of the securities were recorded in the income statement. The SFAS 115 securities held through December 31, 2005 were not significant. During the year ended December 31, 2006, the Company purchased SFAS 115 securities in its principal investing segment outside the broker-dealer and appropriately designated these securities upon purchase as available-for-sale securities. The changes in value related to available-for-sale securities were recorded in equity as accumulated other comprehensive income. Note 2 to the financial statements on pages F-9 and F-10 of the prospectus describes the Company’s accounting policies for the various types of investments. The appropriate SFAS 115 disclosures for this activity has been included in Note 4 to the financial statements on page F-21 of the prospectus. Additionally, the Company has added disclosure on page F-21 of the prospectus for its total gains and losses related to its broker-dealer activities for the three years presented. Please also see the Company’s response to the Staff’s Comment No. 64 above.

Ms. Pamela A. Long

March 14, 2007

Reverse Repurchase Agreements, page F-19

66.	Given that the aggregate carrying amount of your reverse repurchase agreements exceeds 10% of your total assets as of December 31, 2005, please provide the disclosures called for by Rule 4-08(m)(2) of Regulation S-X, or tell us where they have been provided.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures in Note 4 to the financial statements to include the disclosures specified by Rule 4-08(m)(2) of Regulation S-X. The Company also advises the Staff that it held no reverse repurchase agreements as of December 31, 2006.

Note 7. Borrowings

Commercial Paper and Repurchase Agreements, page F-21

67.	Given that it appears the carrying amount or market value of the assets sold under repurchase agreements exceeds 10% of your total assets as of December 31, 2005, please provide all of the disclosures required by Rule 4-08(m)(1)(ii) and (iii) of Regulation S-X, or tell us where they have been provided.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures in Note 7 to the financial statements to include the disclosures required by Rule 4-08(m)(1)(ii) and (iii) of Regulation S-X.

Note 8. Income Taxes, page F-21

68.	You state that your current income expense or benefit is calculated generally on a separate company basis. Please clarify what you mean by generally. If your financial statements do not reflect the tax provision on a separate return basis, please provide pro forma financial information reflecting a tax provision calculated on the separate return basis. Refer to Question 2 of SAB Topic 1:B.l.

Response: The Company acknowledges the Staff’s comment and has revised this disclosure in Note 8 to the financial statements on page F-24 of the prospectus to delete the word “generally” and state that “current income tax expense or benefit is calculated on a separate company basis.”

Ms. Pamela A. Long

March 14, 2007

Note 11. Shareholders’ Equity, page F-25

69.	Please tell us how you have accounted for your registration rights agreements, including what consideration was given to SFAS 133, EITF 00-19, and EITF 05-04.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it considered the guidance in SFAS 133, EITF 00-19 and EITF 05-4 in assessing the appropriate accounting for the registration rights agreements. Based on the Company’s consideration of this guidance and the provisions of the registration rights agreements, the Company concluded that the registration rights were not a derivative. This conclusion was based on the fact that the registration rights only required that the Company file a registration statement within 120 days of the closing date of 2006 private offering. The agreements did not require the Company to pay cash penalties to holders of the registration rights, specify any cash settlement provision to the holders of the registration rights or impose cash penalties on the Company for failing to have the registration statement declared effective or failing to maintain effectiveness.

Equity Offering, page F-25

70.	You state that affiliates of Crestview Partners may purchase up to 2,600,000 shares of your Class A common stock. Based on the terms and conditions of the option agreements, these options have been accounted for as permanent equity. On page 9 you indicate that the exercise price of these options is equal to $17.14 per share, subject to adjustment under certain circumstances. Please help us understand how you determined it was appropriate to account for these options as permanent equity, with reference to the accounting literature considered including EITF 00-19.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it determined it appropriate to account for these options as permanent equity based on its assessment of the terms and conditions of the options relative to the guidance in EITF 00-19, in particular paragraphs 12-32. Specifically, the Company advises the Staff of the following elements of its assessment, including additional detail regarding the terms and conditions of the options.

The option agreements are separate agreements and the options are legally detachable and separately exercisable from the securities purchased by the affiliates of Crestview Partners pursuant to the investment agreement in which they acquired 5,172,813 shares

Ms. Pamela A. Long

March 14, 2007

of common stock in the Company’s 2006 private offering. The option agreements provide for the purchase of 2.6 million shares of the Company’s common stock at an exercise price of $17.14. The options are exercisable at anytime up to the termination date of July 20, 2012. The option contracts are limited to either an exercise of the option or a net-share settlement of the options. Under the net-share settlement, the number of shares to be issued is calculated based on a stated conversion formula. The conversion formula limits the number of shares to the 2.6 million shares required to be provided to the holder upon exercise. The contracts do not result in the potential issuance of an unlimited number of shares and do not contain any provisions for the net-cash settlement of the option agreements or a provision whereby a presumed net cash settlement would occur that would be outside the control of the Company. In addition to the above, the Company advises the Staff of the following additional factors that were considered in its assessment:

•	The options can only be settled by physical settlement or net share settlement;

•	The contracts permit the company to settle in unregistered shares;

•

The Company has sufficient authorized and unissued shares available to settle the contracts after considering all other commitments that may require the issuance of stock during the maximum period the contracts could remain outstanding;

•	The option agreements do not provide for penalties to be paid to the holders or require net-cash settlement of the options should the Company fail to make timely filings with the SEC;

•	The contracts do not contain a make-whole provision upon transfer or sale of the securities by the option holders;

•

Pursuant to the agreements, the Company is required to allow for a provision in any consolidation, merger, or sale of assets for the option holders to receive the kind and number of shares of stock or other securities or property (including cash) that they are entitled upon exercise or conversion of the options. Although, this provision allows for a payment of cash, the holders must first exercise or convert their options in accordance with the agreement. The shares, securities, or property in which the holders would receive would be the same being presented to all shareholders of the common stock;

Ms. Pamela A. Long

March 14, 2007

•	The holders do not have any rights of a shareholder under these options until the options are exercised or converted at which time they receive the same rights as all other shareholders; and

•	The agreements include no requirements to post collateral at any point or for any reason.

Stock Compensation Plans

FBR Capital Markets Corporation 2006 Long -Term Incentive Plan (FBR Capital Markets Long-Term Incentive Plan), page F-26

71.	Your disclosure on page 77 indicates that options to purchase 724,500 shares of your common stock were granted to your executive officers. An additional 3,385,000 options were granted to other officers and key employees. Please also include the 724,500 of options in your disclosures, or tell us why additional disclosure is not required for these options pursuant to paragraph 64 and A240 of SFAS 123 (R).

Response: The Company acknowledges the Staff’s comment and advises the Staff that, as of December 31, 2006, the terms and conditions for the 724,500 options approved for grant to our executive officers have not been set. As such, these options have not met the criteria specified in SFAS 123(R) to establish a grant date, and accordingly, are not considered granted. Additionally, the options need board ratification of the final vesting terms.

Ms. Pamela A. Long

March 14, 2007

Note 13. Fair Value of Financial Instruments, page F-29

72.	You state that substantially all financial instruments used in your trading and investing activities are carried at fair value or amounts that approximate fair value. Fair value is based generally on listed market prices or broker-dealer price quotations. Please expand your disclosure to clearly state when you do not use listed market prices or broker-dealer price quotations and the specific methods used to determine fair value of these financial instruments. Please specifically disclose each type and corresponding amount for each type of financial instruments for which you do not use listed market prices or broker-dealer price quotations.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement by incorporating such expanded disclosure on pages F-32 and F-33 of the prospectus.

Note 14. Segment Information, page F-30

73.	Your total assets decreased by 22% from December 31, 2005 to September 30, 2006. Please revise your segment information for the interim periods to include information regarding the assets allocated to each segment as required by paragraph 33.d. of SFAS 131.

Response: The Company acknowledges the Staff’s comment and notes that with the inclusion of December 31, 2006 financial statements in the Registration Statement the interim disclosures are no longer applicable.

74.	Your discussion of the capital markets segment in MD&A indicates that the operating results of your capital markets operations are being reviewed at least at the investment banking and institutional brokerage level in order to allocate resources and assess your performance. Please tell us what you consider to be your operating segments under paragraph 10 of SFAS 131 and explain why. Your explanation should identify who your chief operating decision maker is and how you determined your chief operating decision maker in accordance with paragraph 12 of SFAS 131.

Response: The Company considers its operating segments to be capital markets, asset management and principal investing. The Company believes that the characteristics of these components are consistent with the characteristics described in paragraph 10 of SFAS 131. The capital markets operation is not being reviewed at the individual investment banking and institutional brokerage business unit level in order to allocate resources and assess performance. The two units operate as a single integrated unit that are interdependent to provide the sales, trading and origination effort for various equity, fixed income and advisory products and services. The two units work in tandem to deliver these services to institutional and corporate clients. The chief operating decision maker (“CODM”) reviews performance and allocates resources at the capital markets segment level.

Ms. Pamela A. Long

March 14, 2007

The Company’s CODM during the periods presented is the Office of The Chief Executive, comprised of Eric Billings - Chief Executive Officer, Rock Tonkel - President and Head of Investment Banking and Rick Hendrix - President and Chief Operating Officer. On February 8, 2007, as part of a management re-alignment, reflecting the new corporate structure, the Company announced that Rick Hendrix would become the President and Chief Operating Officer of FBR Capital Markets Corporation and that Rock Tonkel would become President and Chief Operating Officer of FBR Group. Both individuals will continue to report to Eric Billings - Chief Executive Officer of both FBR Group and FBR Capital Markets Corporation, and the Office of The Chief Executive Officer will continue and function as the Company’s CODM.

Ms. Pamela A. Long

March 14, 2007

75.	Please tell us how you determined you have one reportable segment related to your capital markets operations. Please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference is temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

Response: The Company’s capital markets segment consists of both its investment banking and institutional brokerage business units. As noted in the Company’s response to the Staff’s comment No. 74, the Company’s CODM reviews performance and allocates resources at the capital markets segment level. Accordingly, the Company is not aggregating operating segments for purposes of determining its reportable segments.

Our operating and reporting segments are organized consistent with our corporate structure as outlined in the Prospectus (see “Our Structure” on page 3 of the Prospectus). Our capital markets activities are similar in each of the following areas: (i) the nature of the services provided, (ii) the methods of distribution, (iii) the types of clients served and (iv) the regulatory environments in which they operate. The Company’s capital markets segment is strictly an institutional brokerage business. The Company does not provide retail brokerage services or maintain any retail branches.

The capital markets segment includes the institutional equities, fixed income and investment banking areas. This segment operates as a single integrated unit that provides the sales, trading and origination effort for various equity, fixed income and advisory products and services. The investment banking activities include capital raising, strategic advice and mergers and acquisitions. The institutional equities activities include research, sales and trading in the area of primarily domestic equities. The institutional equities activities to a large extent represent the distribution platform of the capital raising portion of investment banking. Each of these business activities, representing components of the Company’s broker-dealer subsidiaries (see “Our Structure” on page 3 of the Prospectus), works in tandem to deliver these services to institutional and corporate clients. For example, we believe our capital raising transactions create the types of investment opportunities that our institutional brokerage clients seek, while our institutional brokerage clients’ access to capital gives our investment banking clients the ability to meet their corporate financing needs.

Ms. Pamela A. Long

March 14, 2007

Because these business activities are interdependent of each other within the broker-dealer subsidiaries and do not represent independent businesses, there are no key metric or business statistics that can be compared. The Company’s CODM uses the capital markets segment reporting results to evaluate performance and allocate resources. The Company believes that the capital markets segment disclosures provide investors with a view of the Company that is reflective of the interdependence of these units and consistent with the view of the CODM as well with other capital markets companies that operate institutional broker-dealers. The Company does not believe that attempting to separately report these business activities would enhance an investors understanding of the Company.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7366.

Sincerely,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Nudrat Salik
Rufus Decker
Brigitte Lippmann
Lesli Sheppard
William J. Ginivan

EXHIBIT A

DRAFT FORM OF OPINION OF HUNTON & WILLIAMS LLP

REGARDING LEGALITY PURSUANT TO ITEM 601(b)(5)(i) OF REGULATION S-K

Board of Directors

FBR Capital Markets Corporation

1001 Nineteenth Street North

Arlington, Virginia 22209

FBR Capital Markets Corporation Registration Statement on Form S-1

20,600,000 Shares of Common Stock

Gentlemen:

We have acted as special counsel to FBR Capital Markets Corporation, a Virginia corporation (the “Company”), in connection with the preparation and filing of a resale shelf registration statement on Form S-1 (Registration No. 333-138824) and all amendments thereto (the “Registration Statement”) with the United States Securities and Exchange Commission (the “Commission”), pursuant to which the Company is registering an aggregate of 20,600,000 shares of common stock, $0.001 par value per share (the “Common Stock”), under the Securities Act of 1933, as amended (the “Securities Act”). The selling shareholders named under the caption “Selling Shareholders” in the prospectus, which forms a part of the Registration Statement, may offer and sell from time up to 18,000,000 shares (the “Selling Shareholder Shares”) of Common Stock. In addition, Forest Holdings LLC and Forest Holdings (ERISA) LLC may offer and sell up to 2,600,000 shares (the “Selling Shareholder Option Shares”) of Common Stock issuable by the Company upon the exercise of outstanding options (the “Options”) granted to Forest Holdings LLC and Forest Holdings (ERISA) LLC, subject to the terms and conditions set forth in that certain Option Agreement, dated as of July 20, 2006, by and between the Company and Forest Holdings LLC, and that certain Option Agreement, dated as of July 20, 2006, by and between the Company and Forest Holdings (ERISA) LLC (collectively, the “Option Agreements”). This opinion is being furnished in accordance with the requirements of Item 601(b)(5)(i) of Regulation S-K.

In connection with the foregoing, we have examined the following:

(a)	the Registration Statement;

(b)	the Amended and Restated Articles of Incorporation of the Company (the “Articles of Incorporation”), as certified by State Corporation Commission of the Commonwealth of Virginia on [•], 2007 and the Secretary of the Company on the date hereof;

(c)	the Amended and Restated Bylaws of the Company (the “Bylaws”), as certified by the Secretary of the Company on the date hereof;

Board of Directors

FBR Capital Markets Corporation

March 14, 2007

(d)	the Option Agreements; and

(e)	a certificate executed by the Secretary of the Company on the date hereof.

For purposes of the opinion expressed below, we have assumed (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to the originals of all documents submitted as certified or photostatic copies and the authenticity of the originals thereof, (iii) the legal capacity of natural persons, (iv) the genuineness of all signatures and (v) the due authorization, execution and delivery of all documents by all parties and the validity, binding effect and enforceability.

We do not purport to express an opinion on any laws other than those of the Commonwealth of Virginia.

Based upon the foregoing and such other information and documents as we have considered necessary for the purposes hereof, we are of the opinion that:

1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia.

2. The Selling Shareholders Shares have been duly authorized, validly issued and are fully paid and non-assessable.

3. The issuance of the Selling Shareholder Option Shares, upon exercise of the Options in accordance with the terms of the Option Agreements, has been duly authorized, and when issued in accordance with the terms of the Option Agreements in exchange for the consideration provided for therein, will be validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the heading “Legal Matters” therein. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

This opinion is limited to the matters stated in this letter, and no opinions may be implied or inferred beyond the matters expressly stated in this letter. This opinion is given as of the date hereof and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in the law, including judicial or administrative interpretations thereof, that occur which could affect the opinions contained herein.

Very truly yours,